Rick Moss

1000 East Hanes Mill Road

Winston-Salem, NC 27105

Telephone: (336) 519-4332

Fax: (336) 519-4667

Email:	rick.moss@hanesbrands.com

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

December 13, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for the fiscal year ended January 1, 2011
Filed February 16, 2011
File No. 001-32891

Dear Ms. Jenkins:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 22, 2011 relating to the Company’s Form 10-K for the fiscal year ended January 1, 2011 (the “2010 Form 10-K”), which was filed with the Commission on February 16, 2011.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Consolidated Results of Operations – Year Ended January 1, 2011 (“2010”) Compared With

Year Ended January 2, 2010 (“2009”), page 45

1.	With regard to your year over year discussions of net sales and gross profit, please address the following:

•

You state on page 81 that cotton prices were at their highest levels in 140 years during 2010 and describe the impact to your margins during 2010. Tell us and provide draft disclosure, to be included in future filings, to discuss whether or not the increase in cotton prices has impacted or will impact your net sales as a result of product pricing adjustments. In this regard, we note your gross profit for the six months ending July 2, 2011 increased as a result of higher product pricing. To the extent the increase in product pricing is a result of adjustments for cotton pricing, this fact should be disclosed;

Response

As disclosed in the 2010 Form 10-K, we began seeing a sustained increase in various input costs in 2010, including in cotton and oil-related materials, utilities, freight and wages. As a result of these increases and expected continued cost inflation, we implemented price increases throughout 2011. As we noted on page 40 of our 2010 Form 10-K, higher raw material costs, including cotton, and higher labor costs overseas are the primary reasons that price increases were needed to maintain satisfactory margins.

We disclosed on page 39 of our 2010 Form 10-K that price increases, partially offset by demand elasticity, were one of the main drivers of our expected net sales growth in 2011. As the year has progressed, we have observed that price increases positively impacted net sales and gross profit, and have disclosed this fact in our Quarterly Reports on Form 10-Q during 2011. In addition, our Quarterly Reports on Form 10-Q disclose the effect of price increases, cost inflation, including the quarterly cost of cotton, and sales volume on our gross profit.

The Company agrees that information regarding the impact of product pricing on net sales is relevant to investors in understanding our business. In response to the Staff’s comment, to the extent the impact of product pricing on net sales and margins is considered material, the Company will enhance its disclosure in future filings within MD&A to include wording similar to the following:

Cotton is the primary raw material used in manufacturing many of our products. While we have sold our yarn operations, we are still exposed to fluctuations in the cost of cotton. During 2010, cotton prices hit their highest levels in 140 years, [although they have declined some in recent months]. Increases in the cost of cotton can result in higher costs in the price we pay for yarn from our large-scale yarn suppliers and may result in the need to implement future price increases in order to maintain our margins. Price increases during 2011, including those implemented in response to higher prices for cotton and other raw materials, contributed favorably to net sales growth and positively affected margins.

•

You disclose on pages 39 and 81 that you are able to lock in the cost of cotton through October, 2011. Please provide draft disclosure to be included in future filings, to the extent material, that describes the arrangements you have made and will make to lock in the price of cotton and key terms of these arrangements; and

Response

The Company respectfully acknowledges the Staff’s comment. To assist readers in understanding our cotton pricing exposure, the Company will enhance its disclosure in future filings to include wording such as:

We are able to lock in the cost of cotton reflected in the price we pay for yarn from our primary yarn suppliers in an attempt to protect our business from the volatility of the market price of cotton. Under its agreements with these suppliers, the Company has the ability to periodically fix the cotton cost component of its yarn purchases. When the Company elects to fix the cotton cost component under these agreements, interim fluctuations in the price of cotton do not impact the price the Company pays for the specified volume of yarn.

•

You state gross profit was negatively impacted by an unfavorable product sales mix of $54 million. Please provide draft disclosure, to be included in future filings, to discuss in detail your product mix, why it was unfavorable during 2010 and whether the negative impact of an unfavorable product mix is a trend you expect to continue or if you anticipate the product mix to change. In this regard, we note your gross profit for the six months ending July 2, 2011 increased as a result of favorable product mix.

Response

In response to the Staff’s comment, the Company will enhance its disclosure in future filings within MD&A to include wording similar to the following:

Changes in product sales mix can impact our gross profit as the percentage of our sales attributable to higher margin products, such as intimate apparel and male underwear, and lower margin products, such as casualwear and activewear, as well as the amount attributable to higher and lower margin products within the same product category, fluctuate from time to time. Our customers may change the mix of products ordered with minimal notice to us, which makes trends in product sales mix difficult to predict. However, certain changes in product sales mix are seasonal in nature, as sales of socks, hosiery and fleece products generally have higher sales during the last two quarters (July to December) of each fiscal year as a result of cooler weather, back-to-school shopping and holidays, while other changes in product mix may be attributable to customers’ preferences and discretionary spending.

In 2010, our gross profit was negatively impacted by an unfavorable product sales mix of $54 million, which was primarily attributable to a shift in sales to lower margin products within our casualwear, socks and intimate apparel product categories.

In 2011, our gross profit was [positively][negatively] impacted by [a favorable][an unfavorable] product sales mix of $xx million, which was primarily attributable to a shift in sales to [lower][higher] margin products related to our xx product categories.

Liquidity and Capital Resources, page 65

2.	We note from page 25 that you may need to increase the portion of the income of your foreign subsidiaries that you expect to remit to the United States in order to service your debt obligations. Please disclose the amounts of the accumulated earnings of your foreign subsidiaries and cash and cash equivalents held by your foreign subsidiaries. In addition, disclose the expected range of amounts of foreign earnings to be repatriated to U.S. and the estimated amount of tax impact.

Response

As of January 1, 2011, the cumulative amount of undistributed earnings from our foreign subsidiaries was approximately $1.1 billion. We expect approximately $20 million to $50 million of earnings from our foreign subsidiaries will be repatriated during 2011 for which we expect we will recognize approximately $3 million to $10 million in additional income tax expense during 2011. As of January 1, 2011, approximately $16 million of cash and cash equivalents was held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested.

In response to the Staff’s comment, we will expand our “Liquidity and Capital Resources” disclosures within MD&A in future filings to include wording similar to the following:

As of December 31, 2011, the cumulative amounts of undistributed earnings from our foreign subsidiaries was approximately $xx billion. In the past we have permanently reinvested a significant majority of the earnings of our foreign subsidiaries, while historically less than $xx million of such earnings have been repatriated to the U.S. annually. The amount of foreign earnings that we repatriate during 2012 will be determined based on the cash flow needs we have in the U.S., such as for the repayment of debt and other domestic obligations. While earnings may be repatriated throughout the year based on the needs of our business, the majority of this repatriation has historically occurred at year-end. At the time of this report, we [do/do not] expect the amount of repatriated earnings or the additional tax expense to differ materially from prior fiscal years. As of December 31, 2011, approximately $xx million of cash and cash equivalents was held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested. Our intent is to reinvest these funds in our international operations. If we decide at a later date to repatriate funds to the U.S., we would be required to pay taxes on these amounts based on applicable U.S. tax rates, net of foreign taxes already paid. We believe that we have sufficient sources of liquidity to support our assumption that cash and cash equivalents held by foreign subsidiaries may be considered to be reinvested permanently.

Notes to Consolidated Financial Statements, page F-8

(16) Income Taxes, page F-40

3.	With regard to your income tax rate reconciliation table, please address the following:

•

You state on page 48 that your effective tax rate decreased as a result of a lower proportion of your earnings being attributed to foreign subsidiaries than in 2009. Tell us why the percentage of foreign income decreased from 242.8% to 87.9% in 2010 and how you arrive at these percentages when on page 50, income from your international segment was 25% of total income before income tax in 2010 and 77% in 2009; and

Response

The percentages of foreign income disclosed in the income tax rate reconciliation table on page F-40 of our 2010 Form 10-K include both our manufacturing and international commercial operations, while the amounts on page 50 of our 2010 Form 10-K relate to our International segment which only includes our international commercial operations. In response to the Staff’s comment and to assist readers in better understanding this distinction, the Company will enhance its disclosure in future filings within the income tax expense disclosures to include wording such as “foreign subsidiaries related to our manufacturing operations.”

The decline in the percentage of foreign income in 2010 compared to 2009 was primarily attributable to the significant charges we incurred in the U.S. during 2009 as a result of our refinancing activities which caused our U.S. operations to have a loss before income taxes. We discuss the losses incurred in 2009 as a result of our refinancing activities beginning on page 47 of our 2010 Form 10-K, under the heading “Other Expenses.”

•

Provide draft disclosure to be included in future filings to describe reasons for the significant changes in reconciling items, such as the change mentioned above in the amount of domestic and foreign income before income taxes and the significant decrease in tax on remittance of foreign earnings and foreign taxes less than U.S. statutory rate.

Response

In response to the Staff’s comment, in future annual filings we will expand our effective income tax rate reconciliation disclosures within our consolidated financial statements to include wording similar to the following:

In 2009, the Company’s consolidated income before income taxes was lower than historical levels as a result of the recessionary environment during that period. In addition, charges incurred from refinancing the Company’s debt structure (as described in Note 9) in 2009 also contributed to the Company’s domestic operations incurring a loss before income taxes. As a result of the lower consolidated income before income tax expense and a loss before income tax expense from domestic operations in 2009, there were fluctuations in percentages in foreign income before income tax expense, taxes on remittance of foreign earnings and foreign taxes less than U.S. statutory rate in 2009 compared to 2010 and 2011.

* * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss

Chief Financial Officer

cc:	Steve Lo, SEC Staff Accountant

Richard A. Noll, Chairman and Chief Executive Officer

Joia M. Johnson, Chief Legal Officer, General Counsel and Corporate Secretary